December 9, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F. Street, NE
Mail Stop 4561
Washington, D.C. 20549

Attention:             William H. Thompson
Accounting Branch Chief

Re:         Global Axcess Corp.
Item 4.01 Form 8-K
Filed November 22, 2010
File No. 0-17874

Dear Mr. Thompson:

On behalf of Global Axcess Corp. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 24, 2010 with respect to the Company’s Current Report on Form 8-K filed with the Commission on November 22, 2010.  The Company’s responses below are numbered to correspond to the numbered paragraph in the Staff’s comment letter.  For your convenience, we repeat in bold each of the Staff’s comments prior to each response.

Item 4.01 Form 8-K filed November 22, 2010

1.	Please disclose whether KRMT resigned, declined to stand for re-election or was dismissed and the date thereof. Please refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

KRMT resigned on November 15, 2010.  This information has been provided in the Current Report on Form 8-K/A.

2.
Please revise to disclose whether KRMT’s report on the financial statements for either of the past two fiscal years ended December 31, 2009 and December 31, 2008 contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.  Please note that this disclosure should include the last two audit reports not just the most recent report which may cover two years of financial statements.

The 8-K/A provides the requested disclosure for the applicable required period.  No KRMT report during the applicable periods contained any of the items described in paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

3.
Please revise your disclosure regarding the period during which there were no disagreements with your former accountant and the period for which there were no reportable events.  This period should include the two most recent years and any subsequent interim period through the date of change.  Refer to paragraph (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

The 8-K/A provides the requested disclosure for the applicable required period.  There were no disagreements with our former accountant or reportable events during the applicable periods pursuant to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

4.	Please file an updated letter from KRMT as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

The 8-K/A contains, as Exhibit 16.1, an updated letter from KRMT in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

In connection with responding to the Staff’s comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate your earliest consideration of this response.  If you have any questions or require any additional information with respect to any matters discussed in this letter, please contact the undersigned at (904) 395.1117 (telephone) or (866) 449-3156 (facsimile).  Thank you.

Very truly yours,

/s/ Michael J. Loiacono
Chief Financial Officer